Mail Stop 3561

								March 13, 2006

James F. Powers, Esquire
Wachovia Center
301 S. College Street
Charlotte, NC 28288

      Re:	Synthetic Fixed-Income Securities, Inc.
		Registration Statement on Form S-3
		Filed February 16, 2006
		File No. 333-131889

Dear Mr. Powers:

      We have limited our review of your filing for compliance with
Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Registration Statement on Form S-3

General
1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange
Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.
2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b)
prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.
3. Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.
4. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

Prospectus Supplements

General
5. We encourage you to use "issuing entity" in place of trust wherever possible on the cover pages and summary sections. For instance, please revise the first bullet under The Certificates on the supplement cover page and the introductory paragraph of the Summary.
6. Please include a table itemizing all fees and expenses to be paid or payable out of the cash flows from the pool assets. Refer to Item
1113(c) of Regulation AB. We suggest showing items paid out of the servicer`s fee be shown with footnotes or in some other fashion to provide a comprehensive picture of where the fees are going.

7. Please confirm that you have disclosed, or will disclose, all material legal proceedings information in a separate section pursuant to Item 1117 of Regulation AB.
8. Please confirm that no disclosure is required regarding affiliations among the transaction parties, pursuant to Item 1119 of
Regulation AB. Otherwise, please provide a separate section to disclose the affiliations.

Cover Page
9. Please provide a bracketed placeholder to show that you will disclose the principal and interest rate of each class of securities.
Refer to Item 1102(e) and (f) of Regulation AB.
10. Please provide a bracketed placeholder to show that you will identify the distribution frequency and the first expected distribution date per Item 1102(g) of Regulation AB.
11. Please provide a bracketed placeholder to show that you will describe any credit enhancement or other support provided. Refer to
Item 1102(h) of Regulation AB.

Summary, page S-4
12. Please summarize the amount or formula for calculating the fee that the servicer(s) will receive for performing its duties, and identify from what source those fees will be paid and the distribution priority of those fees. Refer to Item 1103(a)(7) of Regulation AB.
13. Please identify, in an appropriate section of the summary, any events in the transaction agreements that can trigger liquidation or amortization of the asset pool or other performance triggers that would alter the transaction structure or flow of funds. Refer to
Item 1103(a)(3)(vii) of Regulation AB.

Other Deposited Assets and Credit Support, page S-7
14. Please revise to delete or specify what you mean by your reference to "other basis swaps." The base prospectus should specifically describe each form of derivative that is reasonably contemplated to be used in an actual takedown. Please delete any language that indicates additional derivatives may be added in prospectus supplements.




Description of the Deposited Assets, page S-10
15. Please provide a description of the underwriting criteria that will be used to purchase the pool assets, as well as the method and criteria by which pool assets will be selected for the transaction.
Refer to Items 1111(a)(3) and (4) of Regulation AB.
16. Please expand your disclosure to present a bracketed placeholder historical delinquency and loss information pursuant to Items 1100(b)
and 1111(c) of Regulation AB.
17. Please also confirm that delinquent assets, as defined by Item 1101(d) of Regulation AB, will be limited to less than 20% of the asset pool. Refer to General Instruction I.B.5.(a)(ii) of Form S-3.

The Trustee, page S-22
18. It appears that the trustee is also the servicer. If so, please revise placeholder to cover Item 1108.
19. Please add bracketed language to show that you will describe the trustee`s prior experience and duties and responsibilities. Refer to
Item 1109(b) and (c) of Regulation AB.

Ratings, page S-26
20. Please delete the second sentence of the second paragraph or tell us why it is necessary. We note that you do not interpret any other data for the investor.

Legal Opinions, page S-26
21. Please revise to clarify who will give the legality opinion upon which investors may rely.

Base Prospectus

Where You Can Find More Information, page 3
22. Please update to reflect the SEC`s new address: 100 F. Street, NE, Washington, D.C., 20549.





Use of Proceeds, page 8
23. We note your reference to "net proceeds." Please disclose, in an appropriate section of the prospectus summary, the amount of expenses incurred in connection with the selection and acquisition of the pool assets payable from the offering proceeds. Refer to Item 1107(j) of
Regulation AB.

General, page 12
24. Refer to the first paragraph. Please tell us why this is not a series trust.

Optional Exchange, page 20
25. Please provide us with your analysis of how this structure complies with Rule 3a-7 of the Investment Company Act.

Put Right, page 23
26. Please provide us with your analysis of how this structure complies with Rule 3a-7 of the Investment Company Act.

*	*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company`s disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	If you have any questions regarding these comments, you may contact John Stickel at (202) 551-3324. If you need further assistance, you may contact me at (202) 551-3750.

								Sincerely,



								Max A. Webb
							Assistant Director

cc:	Via Facsimile (212) 839-5599
	Siegfried P. Knopf
	Sidley Austin Brown & Wood LLP
	787 Seventh Avenue
	New York, NY 10019
Synthetic Fixed-Income Securities, Inc.
March 13, 2006
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